Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel: 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Ryan Gibbs
202.739.5282
rgibbs@morganlewis.com

May 11, 2010

FILED AS EDGAR CORRESPONDENCE

Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	AdvisorShares Trust (the “Company”) – Post-Effective Amendment No. 3 (File Nos. 333-157876 and 811-22110)

Dear Mrs. Lithotomos:

This letter responds to your comments to the Company’s Post-Effective Amendment (“PEA”) No. 3 filed on February 25, 2010 regarding the Peritus High Yield ETF (the “Fund”).  The following summarizes your comments on PEA No. 3, and our responses to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus and/or Statement of Additional Information (“SAI”) included in PEA No. 3.

Prospectus

1.             Comment:  Please confirm with the staff that the Fund’s registration statement is consistent with the exemptive relief granted to the Company in order to operate as an actively managed exchange-traded fund.

Response:  The Company’s pending exemptive relief (Rel. No. IC-29264 May 6, 2010) provides that the Company’s portfolios will utilize an “active” management strategy based entirely upon various formulas for asset allocation, security selection and portfolio construction.  Accordingly, we believe the disclosure as provided in both the registration statement and the Company’s pending exemptive application is consistent with one another.

2.             Comment:  Please remove footnote (a) to the Fund Fees and Expenses Table and modify the narrative explanation to the table to state that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or example.

Response: We have made the requested change.

3.             Comment:  Please modify the narrative explanation to footnote (b) to the Fund’s Fees and Expenses Table to be consistent with Instruction 3(e) to Item 3 of Form N-1A.

Response: We have made the requested change.

4.             Comment:  Please modify the narrative explanation under the Portfolio Turnover section to include all applicable disclosure required by Item 3 of Form N-1A.

Response:  We have made the requested change.

5.             Comment:  Please modify the Fund’s registration statement, in all applicable places, to state that high yield debt securities are commonly referred to as junk bonds.

Response:  We have made the requested change.

6.             Comment:  Please confirm to the staff whether the Fund’s use of “exchange-traded financial and stock index futures and options” are for hedging purposes.  If those instruments are used for hedging purposes, please include disclosure to this effect in the Fund’s Principal Investment Strategies section.

Response: We have made the requested change.

7.             Comment:  Please add risk disclosure for investments in high yield debt and the effect of interest rate risk on long term debt to the Fund’s Principal Risk section.

Response:  We have made the requested change and have added a high yield debt risk to the Fund’s Principal Risk section. We believe, however, the Fund’s disclosure regarding interest rate risk as previously provided is adequate and therefore we have not made the requested change as to that addition.

8.             Comment:  Please modify the disclosure under the Portfolio Manager’s Prior Record section to either state that Peritus invests at least 80% in non-investment grade corporate bonds and other fixed income securities or remove the word “primarily” from the first sentence of the first paragraph of that section.

Response:  We have made the requested change.

9.             Comment:  Please confirm with the staff that the strategies used in the Portfolio Manager’s Composite are substantially the same as the strategies employed by the Fund.

Response:  We have confirmed with our client that the strategies of the Fund and Composite are substantially similar and therefore are appropriately disclosed in accordance with Form N-1A.

10.           Comment:  Please confirm with the staff whether the Fund invests in Collateralized Debt Obligations (“CDOs”).  If not, please delete the reference to CDOs in the discussion of the Composite in the Portfolio Manager’s Prior Record.

Response:  We have made the requested change and have deleted the reference to CDOs in the discussion of the Composite in the Portfolio Manager’s Prior Record.

11.           Comment:  Please confirm with the staff if accounts under $50,000 with the same investment strategy were excluded from the Composite results and if so why you believe it is appropriate to do so.

Response:  We have confirmed with our client that accounts under $50,000 with the same high yield investment strategy were no excluded from the Composite results.

12.           Comment:  Please revise the “Portfolio Manager’s Prior Record” disclosure to reflect only actual performance results.

Response:  We have made the requested change.

13.           Comment:  Please disclose whether the Composite reflects fees and expenses of the underlying accounts and if so, whether the fees and expenses are more or less then the fees and expenses of the Fund.

Response:  We have confirmed with our client that the Composite shown in the prospectus reflects all fees and expenses and are higher than the fees and expenses of the Fund.

14.           Comment:  Please modify the disclosure under the “Portfolio Manager’s Prior Record” section to remove the second half of the following sentence: “The Fund believes that such information is reliable, but does not guarantee its accuracy, timeliness or completeness.”

Response:  We have made the requested change and have removed the entire sentence.

15.           Comment:  Please disclose in the Fund’s SAI the maximum amount that the Fund may invest in repurchase agreements and reverse repurchase agreements.

Response: We believe that our disclosure as provided is consistent with the requirements of Form N-1A and therefore have not made your requested change.

16.           Comment:  Please explain to the staff why reverse repurchase agreements are not considered borrowing under the 1940 Act.

Response: We recognize that reverse repurchase agreements may be deemed to be borrowings under the 1940 Act. The Fund will not borrow money (including its participation in reverse repurchase agreements), except to the extent permitted by the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief. Specifically, the Fund will maintain segregated liquid assets equal in value, on a daily market to market basis, to any reverse repurchase agreements entered into by the Fund.

17.           Comment: Please confirm that the loans referenced in the “Loans, Repurchase Agreements and Loans of Portfolio Securities” fundamental policy are subject to 33 1/3 % loan limitation referenced under “Lending of Portfolio Securities.”

Response: Loans, if and when made, will not exceed 33 1/3 of the total assets of the Fund (including the loan collateral).

18.           Comment: Please explain to the staff why the disclosure under the Fund’s Investment Restrictions section stating that issuers of a Depositary Receipt will be deemed to be the issuer of the respective underlying security is appropriate.

Response:  We have revised the sentence as follows: “For purposes of this policy, the issuer of the underlying security will be deemed to be the issuer of the respective Depositary Receipt.”

I hereby acknowledge on behalf of AdvisorShares Trust that: (i) AdvisorShares Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) AdvisorShares Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please contact either Laura Flores at 202.739.5684 or me at 202.739.5282.

Very truly yours,

/s/ Ryan Gibbs
Ryan Gibbs

cc:	W. John McGuire D. Ahrens N. Hamman